CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

SILVERCREST METALS INC.
TABLE OF CONTENTS

2

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) AS AT

	September 30, 2021	December 31, 2020

ASSETS
Current assets
Cash and cash equivalents	$199,007	$135,136
Amounts receivable (note 5)	115	342
Value-added taxes receivable	3,715	345
Prepaids	4,120	4,586
Total current assets	206,957	140,409

Non-current assets
Value-added taxes receivable	14,174	12,198
Deposits	73	73
Mineral property, plant and equipment (note 3)	140,113	39,009
Total non-current assets	154,360	51,280

TOTAL ASSETS	$361,317	$191,689

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (notes 5 and 6)	$30,444	$13,412
Lease liabilities	173	138
Total current liabilities	30,617	13,550

Non-current liabilities
Lease liabilities	294	172
Debt (note 4)	58,103	28,967
Total liabilities	89,014	42,689

Shareholders' equity
Capital stock (note 6)	399,797	265,939
Share-based payment reserve (note 6)	9,783	8,978
Foreign currency translation reserve	12,237	8,869
Deficit	(149,514)	(134,786)
Total shareholders’ equity	272,303	149,000

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$361,317	$191,689

Nature of operations (note 1)

Commitments (note 3)

Subsequent events (note 9)

Approved by the Board and authorized for issue on November 11, 2021:

“N. Eric Fier”	Director	“Graham C. Thody”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR PER SHARE AMOUNTS; SHARES IN THOUSANDS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30,

	Three months ended		Nine months ended
	2021	2020	2021	2020
		Restated (note 2)		Restated (note 2)
Operating expenses
Exploration and evaluation expenditures	$(2,588)	$(14,183)	$(7,184)	$(36,270)
Depreciation (note 3)	(13)	(29)	(46)	(100)
General and administrative expenses	(576)	(228)	(1,552)	(759)
Marketing	(100)	(160)	(431)	(279)
Professional fees (note 5)	(270)	(209)	(851)	(718)
Remuneration (note 5)	(475)	(425)	(1,520)	(1,373)
Share-based compensation (notes 5 and 6)	(123)	(235)	(985)	(1,195)
	(4,145)	(15,469)	(12,569)	(40,694)
Other income (expense)
Foreign exchange gain (loss)	10,819	(2,677)	(2,872)	(2,961)
Interest expense	(6)	(8)	(21)	(27)
Interest income	250	447	930	1,281
Income (loss) before income taxes	6,918	(17,707)	(14,532)	(42,401)

Income tax expense	(1)	-	(287)	-
Income (loss) for the period	$6,917	$(17,707)	$(14,819)	$(42,401)

Other comprehensive income (loss)
Foreign currency translation adjustment	(11,266)	2,803	3,368	(1,491)
Comprehensive loss for the period	$(4,349)	$(14,904)	$(11,451)	$(43,892)

Basic income (loss) per common share	$0.05	$(0.14)	$(0.10)	$(0.35)
Diluted income (loss) per common share	$0.05	$(0.14)	$(0.10)	$(0.35)

Weighted average number of common shares outstanding
Basic	144,898	128,988	141,701	120,954
Diluted	151,187	128,988	141,701	120,954

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2021	2020
		Restated – Note 2
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(14,819)	$(42,401)
Adjustments for:
Depreciation (note 3)	46	251
Foreign exchange loss, unrealized	3,083	2,211
Interest expense	21	27
Interest income	(930)	(1,281)
Share-based compensation	1,171	2,152
Changes in non-cash working capital items:
Amounts receivable	48	149
Value-added taxes receivable	(5,340)	(3,831)
Prepaids and deposits	(572)	(1,191)
Accounts payable and accrued liabilities	(2,678)	1,153
Net cash used in operating activities	(19,970)	(42,761)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	1,113	1,005
Expenditures on mineral properties, plant and equipment	(78,346)	(4,773)
Net cash used in investing activities	(77,233)	(3,768)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	139,590	107,237
Capital stock issuance costs	(6,656)	(1,696)
Loan drawdown	30,000	-
Loan interest payment	(2,134)	-
Payment of lease liabilities	(113)	(102)
Net cash provided by financing activities	160,687	105,439

Effect of foreign exchange on cash and cash equivalents	387	(2,740)

Change in cash and cash equivalents, during the period	63,871	56,170
Cash and cash equivalents, beginning of the period	135,136	84,989
Cash and cash equivalents, end of the period	$199,007	$141,159

Cash and cash equivalents is represented by:
Cash	$133,128	$20,589
Cash equivalents	65,879	120,570
Total cash and cash equivalents	$199,007	$141,159

Non-cash investing activities
Capitalized to mineral property, plant, and equipment
Accounts payable and accrued liabilities	$27,668	$13
Depreciation (note 3)	$923	$-
Loan interest accretion (note 4)	$169	$-
Share-based compensation	$909	$-
Right-of-use asset recognized	$256	$-
Interest on lease liabilities	$4	$-
Non-cash financing activities
Capital stock issuance costs in accounts payable and accrued liabilities	$-	$64

Supplementary cash flow information	September 30, 2021	December 31, 2020
Mineral property, plant, and equipment in accounts payable and accrued liabilities	$27,668	$8,320

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Capital stock		Share-based	Foreign currency
			payment	translation
	Number	Amount	reserve	reserve	Deficit	Total

Balance at December 31, 2019 (Restated – Note 2)	107,471	$156,277	$8,668	$4,286	$(74,890)	$94,341

Capital stock issued	18,881	104,284	-	-	-	104,284
Capital stock issuance costs	-	(1,483)	-	-	-	(1,483)
Stock options exercised	2,762	4,843	(1,890)	-	-	2,953
Stock options forfeited	-	-	(36)	-	36	-
Share-based compensation, stock options	-	-	2,101	-	-	2,101
Foreign exchange translation	-	-	-	(1,491)	-	(1,491)
Net loss for the period	-	-	-	-	(42,401)	(42,401)

Balance at September 30, 2020	129,114	$263,921	$8,843	$2,795	$(117,255)	$158,304

Capital stock issued	-	980	-	-	-	980
Capital stock issuance costs	-	(14)	-	-	-	(14)
Warrants exercised	50	150	-	-	-	150
Stock options exercised	165	902	(309)	-	-	593
Share-based compensation, stock options	-	-	444	-	-	444
Foreign exchange translation	-	-	-	6,074	-	6,074
Net loss for the period	-	-	-	-	(17,531)	(17,531)

Balance at December 31, 2020	129,329	$265,939	$8,978	$8,869	$(134,786)	$149,000

Capital stock issued (note 6)	15,008	138,069	-	-	-	138,069
Capital stock issuance costs (note 6)	-	(6,656)	-	-	-	(6,656)
Stock options exercised (note 6)	701	2,445	(924)	-	-	1,521
Stock options forfeited (note 6)	-	-	(91)	-	91	-
Share-based compensation, stock options (note 6)	-	-	1,820	-	-	1,820
Foreign exchange translation	-	-	-	3,368	-	3,368
Net loss for the period	-	-	-	-	(14,819)	(14,819)

Balance at September 30, 2021	145,038	$399,797	$9,783	$12,237	$(149,514)	$272,303

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

1. NATURE OF OPERATIONS

SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a Canadian precious metals exploration and development company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange under the symbol "SIL" and on the NYSE-American under the symbol "SILV". The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company's registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company's primary development asset is the Las Chispas Project, located in Sonora, Mexico.

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by the novel coronavirus ("COVID-19"). Since early March 2020, significant measures have been implemented in Canada, Mexico, and the rest of the world by governmental authorities in response to COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill and exploration programs, restrictions on the construction of the Company's process plant, and other factors that depend on future developments beyond the Company's control. The current circumstances are dynamic and the impacts of COVID-19 on the Company's development and exploration activities, including the impact on the construction schedule of its process plant, cannot be reasonably estimated at this time. The recent increase in COVID-19 cases and variants globally may impact the Company's operations due to additional government mandated shutdowns or closures.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2020, which include information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and use of judgments and estimates were presented in notes 2 and 3, respectively, of those consolidated financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements. During the nine months ended September 30, 2021, the Company adopted certain new accounting standards and amendments (see section, below).

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements were approved for issuance by the Board of Directors on November 11, 2021.

Basis of consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company and its subsidiaries, all of which are wholly owned and controlled. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of loss of control. Intercompany assets, liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

7

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation - presentation currency

During 2020, the Company changed its presentation currency to US dollars ("US$") from Canadian dollars ("C$"). The Company has determined that this change in presentation currency better reflects the Company's current activities, increases the comparability to peer companies, and enhances the relevance of the financial statements to users. The Company applied the change in presentation currency retrospectively and restated the comparative financial information as if the presentation currency had always been US$. The Company has restated the amounts previously reported in C$ to US$ as detailed below:

Consolidated statement of financial position – as at September 30, 2020
C$ expressed in thousands of C$
		Previously	Restated
		reported in C$	US$
Assets
Total current assets	C$	191,712	$143,723
Total non-current assets		26,161	19,612
Total assets	C$	217,873	$163,335

Liabilities
Total current liabilities	C$	6,458	$4,840
Total non-current liabilities		254	191
Total liabilities	C$	6,712	$5,031

Shareholders’ equity
Capital stock	C$	355,496	$263,921
Share-based payment reserve		11,607	8,843
Foreign currency translation reserve		-	2,795
Deficit		(155,942)	(117,255)
Total shareholders’ equity	C$	211,161	$158,304

Total liabilities and shareholders’ equity	C$	217,873	$163,335

Consolidated statement of loss and comprehensive loss – three months ended September 30, 2020
C$ expressed in thousands of C$
		Previously	Restated
		reported in C$	US$
Operating expenses
Exploration and evaluation expenditures	C$	(18,962)	$(14,183)
Depreciation		(39)	(29)
General and administrative expenses		(303)	(228)
Marketing		(215)	(160)
Professional fees		(277)	(209)
Remuneration		(565)	(425)
Share-based compensation		(308)	(235)
		(20,669)	(15,469)
Other income (expense)
Foreign exchange gain		(3,622)	(2,677)
Interest expense		(11)	(8)
Interest income		597	447
Loss for the period		(23,705)	(17,707)

Other comprehensive income
Foreign currency translation adjustment		-	2,803
Comprehensive loss for the period	C$	(23,705)	$(14,904)
Basic and diluted loss per common share	C$	(0.18)	$(0.14)

8

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation - presentation currency (continued)

Consolidated statement of loss and comprehensive loss - nine months ended September 30, 2020
C$ expressed in thousands of C$
		Previously	Restated
		reported in C$	US$
Operating expenses
Exploration and evaluation expenditures	C$	(49,113)	$(36,270)
Depreciation		(136)	(100)
General and administrative expenses		(1,029)	(759)
Marketing		(378)	(279)
Professional fees		(972)	(718)
Remuneration		(1,859)	(1,373)
Share-based compensation		(1,618)	(1,195)
		(55,105)	(40,694)
Other income (expense)
Foreign exchange gain		(4,010)	(2,961)
Interest expense		(36)	(27)
Interest income		1,735	1,281
Loss for the period		(57,416)	(42,401)

Other comprehensive loss
Foreign currency translation adjustment		-	(1,491)
Comprehensive loss for the period	C$	(57,416)	$(43,892)
Basic and diluted loss per common share	C$	(0.47)	$(0.35)

Consolidated statement of cash flows – nine months ended September 30, 2020
C$ expressed in thousands of C$
		Previously	Restated
		reported in C$	US$
Net cash used in operating activities	C$	(57,904)	$(42,761)
Net cash used in investing activities		(5,103)	(3,768)
Net cash provided in financing activities		142,774	105,439
Effect of foreign exchange on cash and cash equivalents		(1,859)	(2,740)
Change in cash and cash equivalents, during the period		77,908	56,170
Cash and cash equivalents, beginning of the period		110,384	84,989
Cash and cash equivalents, end of the period	C$	188,292	$141,159

Adoption of new accounting standards and amendments

The Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 (the “Phase 2 Amendments”) effective on January 1, 2021. Interest rate benchmark reform (“Reform”) refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates.

The Phase 2 Amendments provide a practical expedient requiring the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to the Reform rather than applying modification accounting which might have resulted in a gain or loss. In addition, the Phase 2 Amendments require disclosures to assist users in understanding the effect of the Reform on the Company’s financial instruments and risk management strategy. The debt as defined in Note 4 is indexed to London interbank offered rates (“LIBOR”) that have not yet transitioned to alternative benchmark rates at the end of the current reporting period.

9

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

3. MINERAL PROPERTY, PLANT, AND EQUIPMENT

	Property and equipment	Construction in progress(1)	Mineral property	Exploration and evaluation assets	Total
Cost
At December 31, 2019	$2,471	$-	$-	$4,226	$6,697
Additions	1,808	27,071	-	2,362	31,241
Transfers	(232)	232	4,092	(4,092)	-
Effect of foreign currency translation	134	1,465	220	(8)	1,811
At December 31, 2020	4,181	28,768	4,312	2,488	39,749
Additions	6,392	53,601	42,080	-	102,073
Transfers	4,028	(4,028)	-	-	-
At September 30, 2021	$14,601	$78,341	$46,392	$2,488	$141,822

Accumulated depreciation
At December 31, 2019	$(317)	$-	$-	$-	$(317)
Depreciation for the year	(395)	-	-	-	(395)
Effect of foreign currency translation	(28)	-	-	-	(28)
At December 31, 2020	(740)	-	-	-	(740)
Depreciation for the period	(969)	-	-	-	(969)
At September 30, 2021	$(1,709)	$-	$-	$-	$(1,709)

Carrying amounts
At December 31, 2020	$3,441	$28,768	$4,312	$2,488	$39,009
At September 30, 2021	$12,892	$78,341	$46,392	$2,488	$140,113

Effective December 29, 2020, the Company determined that the technical feasibility and commercial viability of the Las Chispas Project had been demonstrated based on the substantial amount of work that had been completed on the Las Chispas Feasibility Study, at that time. The Company received the approval of the Board of Directors to enter into an engineering, procurement, and construction ("EPC") agreement to commence the construction of the process plant. Accordingly, the Company transferred the capitalized costs of the Las Chispas Project from exploration and evaluation assets to mineral property and began to capitalize development costs.

On December 31, 2020, the Company's subsidiary entered into the EPC agreement with Ausenco Engineering Canada Inc. and its affiliate ("Ausenco") to construct a 1,250 tonne per day process plant at Las Chispas. The EPC agreement has a fixed price of $76,455 and at September 30, 2021, the Company had incurred $65,920 in milestone payments (December 31, 2020 - $23,151) which were recorded as construction in progress.

At September 30, 2021, the Company had committed to incur an additional $15,187 (note 8), including $10,535 to Ausenco, of costs related to construction in progress.

4. DEBT

On December 31, 2020, the Company's subsidiary entered into a credit agreement for a secured project financing facility (the "facility") for the Las Chispas Project of up to $120,000. The Company drew $30,000 on December 31, 2020, as required, and made a second drawdown of $30,000 on August 31, 2021. The remaining $60,000 is available until August 31, 2022, if the Company draws an additional $30,000 for a total of $90,000 by December 31, 2021.

All amounts borrowed under the facility are due on December 31, 2024. The Company may voluntarily prepay amounts borrowed under the facility but would incur fees of 4.0%, 3.0%, or 1.5% if prepaid before December 31, 2021, December 31, 2023, and December 31, 2024, respectively.

10

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

4. DEBT (continued)

Amounts borrowed under the facility incur interest at a rate of 6.95% per annum plus the greater of either 3-month LIBOR (or agreed upon equivalent) or 1.5%. Interest is payable quarterly, and the Company has the option to defer interest payments until after the availability period which, subject to the draw-down schedule noted above, is December 31, 2020 to August 31, 2022. During the nine months ended September 30, 2021, the Company did not exercise its option to defer interest payments and made interest payments of $2,134.

In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9 - Financial Instruments, and addresses how to account for changes in contractual cash flows that may result due to the transition from LIBOR to alternative interest rate benchmarks. At September 30, 2021, the Company and the lender had not agreed upon an equivalent benchmark to 3-month LIBOR. However, once a new benchmark is agreed, the Company may be required to re-estimate the contractual cash flows based on a new effective interest rate which could result in an adjustment to the carrying value of the debt.

All debts under the facility are guaranteed by the Company and its subsidiaries and secured by the assets of the Company and pledges of the securities of the Company's subsidiaries. In connection with the facility, the Company must also maintain a certain working capital ratio and adhere to other non-financial covenants. As at September 30, 2021, the Company was in compliance with these covenants.

The debt has been recorded at amortized cost, net of transaction costs, and will be accreted to face value over the life of the debt using the effective interest rate method. During the nine months ended September 30, 2021, interest cost recorded on the facility of $2,303 had been capitalized to mineral property and construction in progress.

The Company paid a 3% arrangement fee of $3,600 on December 31, 2020 of which $900 was recorded as a transaction cost and $2,700 was recorded as a prepaid expense, in proportion to the amount of debt drawn on the facility. The Company also incurred $531 in related transaction costs of which $133 was recorded as a transaction cost and $398 was recorded as a prepaid expense (on the same pro rata basis). During the nine months ended September 30, 2021, the Company recorded transaction costs of $1,033 in proportion to the amount of debt drawn on the facility.

A summary of debt transactions is as follows:

	September 30, 2021	December 31, 2020
Balance, beginning of period	$28,967	$-
Drawdown	30,000	30,000
Interest expense capitalized to mineral property, plant and equipment	2,303	-
Interest payment	(2,134)	-
Transaction costs	(1,033)	(1,033)
Balance, end of period	$58,103	$28,967

5. RELATED PARTY TRANSACTIONS

Professional fees

During the nine months ended September 30, 2021 and 2020, the Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner.

	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020
Professional fees – expense	94	271
Professional fees – capital stock issuance costs	126	112

	September 30, 2021	December 31, 2020
Payable to Koffman Kalef LLP	8	25

11

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

5. RELATED PARTY TRANSACTIONS (continued)

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

		Expensed
	Mineral property, plant, and equipment	Remuneration	Exploration and evaluation expenditures	Total
Nine months ended September 30, 2021
Management fees(1)	$143	$71	$76	$290
Management remuneration(2)	269	352	9	630
Director fees	-	211	-	211
Share-based compensation	295	377	65	737
	$707	$1,011	$150	$1,868

Nine months ended September 30, 2020
Management fees(1)	$-	$111	$116	$227
Management remuneration(2)	-	304	182	486
Director fees	-	124	-	124
Share-based compensation	-	882	385	1,267
	$-	$1,421	$683	$2,104

(1)  Total management fees and short-term benefits were paid to a company controlled by the CEO.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO.

Other transactions

● The Company has an employee providing technical services, who is an immediate family member of the CEO. During the nine months ended September 30, 2021 and 2020, the Company recorded the following for this employee:

		Expensed
	Mineral property, plant and equipment	Remuneration	Exploration and evaluation expenditures	Total
Nine months ended September 30, 2021
Remuneration	$49	$19	$27	$95
Share-based compensation	29	11	16	56
	$78	$30	$43	$151

Nine months ended September 30, 2020
Remuneration	$-	$4	$84	$88
Share-based compensation	-	4	69	73
	$-	$8	$153	$161

● The Company recorded a loan receivable due from an officer of the Company. The loan accrues interest at a rate of 2% per annum and is due December 31, 2021. The loan receivable balance is as follows:

	September 30, 2021	December 31, 2020
Loan receivable	43	97

12

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

5. RELATED PARTY TRANSACTIONS (continued)

Other transactions (continued)

● The Company has an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days. During the nine months ended September 30, 2021 and 2020, the following transactions occurred:

	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020
Costs allocated to Goldsource	76	79

	September 30, 2021	December 31, 2020
Receivable from Goldsource	33	26

6. CAPITAL STOCK

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

As of September 30, 2021, the Company had 145,037,964 common shares and no preferred shares outstanding.

Nine months ended September 30, 2021

In February 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of US$9.20 per common share for gross proceeds of $138,069. The Company incurred $6,656 of related capital stock issue costs.

The Company also issued 700,833 common shares at prices ranging from C$1.88 per share to C$8.24 per share for gross proceeds of $1,521 upon the exercise of stock options.

Year ended December 31, 2020

The Company completed private placements for a total of 18,881,366 common shares at prices ranging from C$7.28 to C$7.50 per common share for total gross proceeds of $105,264. The Company incurred $1,497 of related capital stock issue costs.

The Company also issued 2,927,250 common shares at prices ranging from C$0.16 to C$8.24 per common share for gross proceeds of $3,546 upon the exercise of stock options and 50,000 common shares at a price of C$4.03 per common share upon the exercise of warrants for gross proceeds of $150. Accordingly, the Company reallocated $2,199 from reserves to capital stock.

Stock options

During the nine months ended September 30, 2021, the Company amended its Stock Option Plan to a "rolling 5.5%" plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 5.5% (previously 10.0%) of the then issued and outstanding common shares. The exercise price of any option is the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

13

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

6. CAPITAL STOCK (continued)

Stock options (continued)

A summary of the Company's stock option transactions during the period (year) is as follows:

	Nine months ended September 30, 2021		Year ended December 31, 2020
	Number of	Weighted average	Number of	Weighted average
	options	exercised price (C$)	options	exercised price (C$)
Outstanding, beginning of period (year)	6,031,500	$4.55	8,758,750	$3.38
Granted	908,500	10.77	225,000	12.25
Exercised*	(700,833)	2.72	(2,927,250)	1.63
Forfeited	(53,667)	8.58	(25,000)	8.21
Outstanding, end of period (year)	6,185,500	$5.63	6,031,500	$4.55

*During the nine months ended September 30, 2021, the weighted average market value of the Company's shares at the dates of exercise was C$11.22 (December 31, 2020 - C$11.25).

During the nine months ended September 30, 2021, the Company granted 908,500 stock options to officers, employees, and contractors with exercise prices ranging from C$9.97 to C$10.87 and expiring five years from the grant date. These options vest over a 3-year period with 1/3 of the options vesting after each of one year, two years, and three years after the grant date, respectively.

During 2020, the Company granted 225,000 stock options to directors, officers, and employees with exercise prices ranging from C$11.22 to C$12.63 per share and expiring five years from the grant date. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively.

Stock options outstanding and exercisable as of September 30, 2021 are as follows:

		Options outstanding		Options exercisable
		Number of shares	Remaining life	Number of shares
Expiry date	Exercise price	issuable on exercise	(years)	issuable on exercise
December 9, 2021	$ 2.30	550,000	0.19	550,000
August 4, 2022	$ 1.88	402,500	0.84	402,500
January 2, 2023	$ 1.84	350,000	1.26	350,000
January 4, 2023	$ 1.94	570,000	1.26	570,000
November 13, 2023	$ 3.30	200,000	2.12	200,000
December 14, 2023	$ 3.24	1,235,000	2.21	1,235,000
May 30, 2024	$ 4.54	122,750	2.67	122,750
September 4, 2024	$ 8.21	855,000	2.93	855,000
October 17, 2024	$ 7.89	7,500	3.05	7,500
December 19, 2024	$ 8.24	766,250	3.22	250,417
September 14, 2025	$ 12.53	150,000	3.96	50,000
November 11, 2025	$ 12.63	25,000	4.12	-
December 7, 2025	$ 11.22	50,000	4.19	-
February 25, 2026	$ 10.87	749,000	4.41	-
July 26, 2026	$ 9.97	100,000	4.82	-
August 3, 2026	$ 10.80	52,500	4.84	-
		6,185,500		4,593,167

The weighted average remaining life of options outstanding is 2.43 years.

14

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

6. CAPITAL STOCK (continued)

Share-based compensation

The fair value of options granted during period (year) was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	Nine months ended September 30, 2021	Year ended December 31, 2020
Expected option life (years)	3.52	3.56
Expected volatility	54.47%	54.09%
Expected dividend yield	-	-
Risk-free interest rate	0.44%	0.34%
Expected forfeiture rate	1.00%	1.00%
Fair value per option (C$)	$4.20	$4.76
Total fair value	$3,049	$798

A summary of the Company's share-based compensation for options vested during the period (year) is as follows:

	Nine months ended September 30, 2021	Year ended December 31, 2020
Options granted during 2019
Share-based compensation expense	$181	$1,207
Exploration and evaluation expenditures	54	1,224
Mineral property, plant, and equipment	228	-
	463	2,431
Options granted during 2020
Share-based compensation expense	242	78
Exploration and evaluation expenditures	36	36
Mineral property, plant, and equipment	104	-
	382	114
Options granted during 2021
Share-based compensation expense	302	-
Exploration and evaluation expenditures	96	-
Mineral property, plant, and equipment	577	-
	975	-

Subtotal, share-based compensation expense	725	1,285
Subtotal, exploration and evaluation expenditures	186	1,260
Subtotal, mineral property, plant, and equipment (note 3)	909	-
Total share-based compensation on vested options	$1,820	$2,545

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of private placement warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

15

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

6.  CAPITAL STOCK (continued)

Share-based payment reserve (continued)

A summary of share-based payment reserve transactions is as follows:

	Nine months ended September 30, 2021	Year ended December 31, 2020
Balance, beginning of period (year)	$8,978	$8,668
Share-based compensation, stock options	1,820	2,545
Stock options exercised, reallocated to capital stock	(924)	(2,199)
Stock options forfeited, reallocated to deficit	(91)	(36)
Balance, end of period (year)	$9,783	$8,978

Deferred share units

During 2019, the Board of Directors approved a cash-settled Deferred Share Unit ("DSU") plan. Each DSU entitles the holder to receive cash equal to the current market value of the equivalent number of common shares of the Company. DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to the DSUs is calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period. As DSUs are cash settled, the Company records a corresponding liability in accounts payable and accrued liabilities. DSUs issued prior to June 15, 2021 will remain in effect but no further DSUs may be awarded under the DSU plan as the Company adopted a new Share Unit Plan (see below).

During the nine months ended September 30, 2021, the Company issued a total of 57,000 DSUs to directors of the Company. Whereas, during 2020, the Company issued 6,000 DSUs to a director upon their appointment to the Board.

As of September 30, 2021, the market value of the Company's common shares was C$8.85 (December 31, 2020 - C$14.19). Accordingly, during the nine months ended September 30, 2021, the Company recorded share-based compensation expense of $260 (December 31, 2020 - $176), including an expense of $403 from DSUs granted during the nine months ended September 30, 2021 offset by a recovery of $143 from DSUs previously granted. At September 30, 2021, the Company recorded an accrued liability of $629 (December 31, 2020 - $373) for DSUs.

The following table summarizes the change in the accrued DSU liability:

	Nine months ended September 30, 2021	Year ended December 31, 2020
Outstanding, beginning of period	$373	$186
Change in accrued DSU liability	260	176
Effect of foreign currency translation	(4)	11
Outstanding, end of period	$629	$373

Share Unit Plan

On June 15, 2021, the shareholders of the Company approved the adoption of a new Equity Share Unit Plan for the Company (the "SU Plan") pursuant to which the Company may grant restricted share units ("RSUs"), performance share units ("PSUs") and DSUs.  The SU Plan provides for up to 1.5% of the outstanding common shares of the Company from time to time to be issuable to settle share units granted under the SU Plan.  With the implementation of the SU Plan, the Company's former cash-settled DSU plan is being phased out and no new awards of DSUs will be granted under that plan. During the nine months ended September 30, 2021, the Company had not issued any share units under the SU plan.

16

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

7. SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration, and development of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

	Canada	Mexico	Total
Comprehensive income (loss)

Nine months ended September 30, 2021
(Income) loss and comprehensive (income) loss for the period	$(5,180)	$19,999	$14,819

Nine months ended September 30, 2020
Loss and comprehensive loss for the period	$8,310	$34,091	$42,401

Non-current assets and liabilities

September 30, 2021
Value-added taxes receivable	$-	$14,174	$14,174
Deposits	$73	$-	$73
Mineral property, plant and equipment	$208	$139,905	$140,113

December 31, 2020
Value-added taxes receivable	$-	$12,198	$12,198
Deposits	$73	$-	$73
Mineral property, plant and equipment	$292	$38,717	$39,009

8. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity, foreign currency, and credit and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company's cash and cash equivalents are invested in business accounts with quality financial institutions and are available on demand to fund the Company's operations.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual maturities of the Company's financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows, at September 30, 2021:

	Less than 1 year	Between 1 – 3 years	Between 4 – 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$30,444	$-	$-	$-	$30,444
EPC	10,535	-	-	-	10,535
Other capital expenditures	4,652	-	-	-	4,652
Lease liabilities	184	177	83	155	599
Credit facility(1)	5,140	10,295	60,988	-	76,423
TOTAL	$50,955	$10,472	$61,071	$155	$122,653

(1) Debt interest payments calculated based on interest rate in effect on September 30, 2021. Interest rate may vary (note 4).

The Company believes its cash and cash equivalents at September 30, 2021 of $199,007 is sufficient to settle its commitments through the next 12 months.

17

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

8. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and therefore the Company is exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries, effective December 29, 2020, is US$ and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
September 30, 2021
Cash and cash equivalents	$164,145	$194	$164,339
Amounts receivable	38	-	38
Value-added taxes receivable	-	17,873	17,873
Total financial assets	164,183	18,067	182,250
Less: accounts payable and accrued liabilities	(36)	(1,940)	(1,976)
Net financial assets	$164,147	$16,127	$180,274

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against Mexican pesos ("MX$"). With all other variables held constant, a 1% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net loss for the year:

September 30, 2021
C$/US$ exchange rate – increase /decrease 1%	$1,641
US$/MX$ exchange rate – increase/decrease 1%	$161

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. At September 30, 2021, the amounts receivable balance of $115 (December 31, 2020 - $342) consisted primarily of $76 (December 31, 2020 - $123) due from related parties (note 5) and interest receivable of $38 (December 31, 2020 - $218) on short-term interest bearing instruments. The Company has not recognized any expected credit losses with respect to interest receivable as the amounts are due from high-credit quality financial institutions and the risk of default is considered negligible. The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company's maximum credit exposure.

Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk arises primarily from the interest rate impact on its cash and cash equivalents and debt. The Company's cash and cash equivalents are held or invested in highly liquid accounts with both floating and fixed rates of interest, in order to achieve a satisfactory return for shareholders.

At September 30, 2021, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.41%. With all other variables unchanged, a one percentage point change in interest rates would result in approximately a $2,509 decrease ($740 increase) in the Company's net and comprehensive loss for the period.

The Company's debt has an interest rate of 6.95% per annum plus the greater of either 3-month LIBOR or 1.5%. At September 30, 2021, 3-month LIBOR was 0.13% and as a result, a one percentage point change in interest rates would have no impact on the Company's net and comprehensive loss for the period, as the debt's interest rate would be unchanged. Due to upcoming LIBOR reforms, the interest rate of the Company's debt may change upon the transition to the successor interest rate benchmark to 3-month LIBOR.

18

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2021

8. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and debt.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The level of measurement for each financial instrument is determined by the lowest level of significant inputs.

The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company's DSU plan (note 6), the Company recorded the fair value of DSUs in accounts payable and accrued liabilities. The Company's accounts payable and accrued liabilities (related to DSUs) are measured using level 1 inputs. The carrying values of lease liabilities and debt approximate their fair values as a result of relatively unchanged interest rates since inception of the lease liabilities and debt.

The following table summarizes the carrying value and fair value, by level, of the Company's financial instruments. It does not include fair value information for financial instruments not measured at fair value if the carrying amount reasonably approximates the fair value.

	Carrying value		Fair value
	Fair value through
	profit and loss	Amortized cost	Level 1	Level 2	Level 3
September 30, 2021
Financial assets
Amounts receivable	$-	$115	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(629)	(29,815)	(629)	-	-
Lease liabilities	-	(467)	-	-	-
Debt	-	(58,103)	-	-	-
Net financial instruments	$(629)	$(88,270)	$(629)	-	-

December 31, 2020
Financial assets
Amounts receivable	$-	$342	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(373)	(13,039)	(373)	-	-
Lease liabilities	-	(310)	-	-	-
Debt	-	(28,967)	-	-	-
Net financial instruments	$(373)	$(41,974)	$(373)	-	-

9. SUBSEQUENT EVENTS

Subsequent to September 30, 2021, the following occurred:

● The Company issued 110,600 common shares at prices ranging from C$1.88 to C$8.24 per share for gross proceeds of $299 upon the exercise of stock options.

● The Company cancelled 12,000 stock options with exercise prices ranging from C$8.24 to $10.87 that were forfeited.

19